UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                                  Amendment 2

                   Under the Securities Exchange Act of 1934

                             U.S. RARE EARTHS, INC.
                             ----------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.00001 PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)

                                  19655K 10 3
                                  -----------
                                 (CUSIP Number)

                               Matt Hoff, Trustee
                               Hoff Family Trust
                               91 Faircrest Road
                            Montoursville, PA 17754
                                 (570) 368-7633
                 ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 28, 2013
                                 -------------
             Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 19655K 10 3                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Matt Hoff
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         PF
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         US
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               1,875,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          1,875,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,875,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       6.7%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D Amendment 2 ("13D") relates to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of U. S. Rare Earths, Inc. ("USRE"), a Nevada corporation, whose principal executive office is located at 12 Gunnebo Drive, Lonoke, Arkansas. The principal executive officer is Kevin Cassidy, Chief Executive Officer.

     This 13D provides notice of the following transactions:

Acquisition of Shares from Mr. Hoff
-----------------------------------

On June 28, 2013, the Company committed to acquire 165,000 shares of common stock from Matthew Hoff at $1.00 per share.

Cancellation of Shares
----------------------

On July 26, 2011, the Company entered into an Addendum to a Revised Employment Agreements with Matthew Hoff. Under these Agreement, the Company approved the issuance 1,250,000 shares of common stock to Mr. Hoff for (i) $500,000 in severance at $.50 per share for the change in control effected on December 15, 2010: and (ii) 125,000 shares related to each of years 4 and 5 for the change in control effected on August 22, 2011, each as outlined in the Agreements.

On June 28, 2013, Mr. Hoff forfeited 750,000 shares of the 1,250,000 issuance discussed above.

ITEM 2. IDENTITY AND BACKGROUND.

     This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Matt Hoff is a Pennsylvania citizen. This "Reporting Party" is an "institutional investor" or an "accredited investor."

     Information with respect to this Reporting Person is given solely by such Reporting Person.

     Mr. Hoff was the founder of both Media Max and Media Depot. Mr. Hoff is a graduate of the University of Arkansas with a degree in Business Administration. Mr. Hoff has held management and sales positions in several companies including advertising, manufacturing and internet based businesses.

     The principal business address of Matt Hoff is 91 Faircrest Road, Montoursville, PA 17754.

     During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See description to Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

     The Common Stock were acquired for, and are being held for, investment purposes.

     This 13D provides notice of the following transactions:

Acquisition of Shares from Mr. Hoff
-----------------------------------

On June 28, 2013, the Company committed to acquire 165,000 shares of common stock from Matthew Hoff at $1.00 per share.

Cancellation of Shares
----------------------

On July 26, 2011, the Company entered into an Addendum to a Revised Employment Agreements with Matthew Hoff. Under these Agreement, the Company approved the issuance 1,250,000 shares of common stock to Mr. Hoff for (i) $500,000 in severance at $.50 per share for the change in control effected on December 15, 2010: and (ii) 125,000 shares related to each of years 4 and 5 for the change in control effected on August 22, 2011, each as outlined in the Agreements.

On June 28, 2013, Mr. Hoff forfeited 750,000 shares of the 1,250,000 issuance discussed above.

Other

     The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) As of July 3, 2013, Mr. Hoff beneficially owned 1,875,000 shares of Common Stock individually.

     Mr. Hoff owned 6.7% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of July 3, 2013 of 27,893,939 shares.

     (b) As of July 3, 2013, Mr. Hoff had sole voting power and sole dispositive power with respect to 1,875,000 shares of Common Stock individually.

     (c) Mr. Hoff has disposed of or cancelled 915,000 shares of common stock of the Company within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     (a) Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2013

                   Matt Hoff
                   Hoff Family Trust

                   By: /s/ Matt Hoff
                       -------------
                   Name: Matt Hoff
                   Hoff Family Trust
                   Investor


           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)